SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)
(Amendment No. 10)*

Golden Queen Mining Co. Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

38115J100

(CUSIP Number)

Jonathan C. Clay

EHT, LLC

233 List Road

Palm Beach, FL 33480

(917) 533-9797

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 21, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 38115J100	Page 2 of 8

1	Name of Reporting Persons Jonathan C. Clay
2	Check the Appropriate Box if a Member of a Group (See Instructions) N/A (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,890,016 shares of Common Stock(1)
	8	Shared Voting Power 839,250 shares of Common Stock(2)
	9	Sole Dispositive Power 12,890,016 shares of Common Stock(1)
	10	Shared Dispositive Power 839,250 shares of Common Stock(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,729,266 shares of Common Stock(1) (2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.9%(3)
14	Type of Reporting Person (See Instructions) IN

(1)  Includes 4,500,000 shares of common stock issuable upon the exercise of outstanding, currently exercisable warrants owned of record by EHT, LLC, of which Jonathan C. Clay is the sole managing member.

(2)  Includes 32,000 shares of common stock of the Company as to which Mr. Jonathan C. Clay disclaims beneficial ownership.

(3)  Based on 115,548,683 shares of common stock of the Company outstanding, calculated as follows: 111,048,683 shares of common stock of the Company as of March 14, 2017, as reported in the Company’s Form 10-K for the year ended December 31, 2016, filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2017, and 4,500,000 shares of common stock issuable upon the exercise of outstanding, currently exercisable warrants owned of record by EHT, LLC, of which Jonathan C. Clay is the sole managing member.

SCHEDULE 13D

CUSIP No. 38115J100	Page 3 of 8

1	Name of Reporting Persons EHT, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) N/A (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 11,758,330 shares of Common Stock(4)
	8	Shared Voting Power 0 shares of Common Stock
	9	Sole Dispositive Power 11,758,330 shares of Common Stock(4)
	10	Shared Dispositive Power 0 shares of Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,758,330 shares of Common Stock (See Item 5)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.2%(5)
14	Type of Reporting Person (See Instructions) OO

(4) Includes 4,500,000 shares of common stock issuable upon the exercise of outstanding, currently exercisable warrants owned of record by EHT, LLC.

(5)  Based on 115,548,683 shares of common stock of the Company outstanding, calculated as follows: 111,048,683 shares of common stock of the Company as of March 14, 2017, as reported in the Company’s Form 10-K for the year ended December 31, 2016, filed with the SEC on March 15, 2017, and 4,500,000 shares of common stock issuable upon the exercise of outstanding, currently exercisable warrants owned of record by EHT, LLC.

SCHEDULE 13D

CUSIP No. 38115J100	Page 4 of 8

This Amendment No. 10 to Schedule 13D (the “Amendment”) is being filed by the undersigned to amend and restate the disclosures contained in the Schedule 13D originally filed on December 23, 2010, as amended by a Schedule 13D/A dated March 2, 2012, as amended by a Schedule 13D/A dated April 25, 2012, as amended by a Schedule 13D/A dated March 4, 2013, as amended by a Schedule 13D/A dated August 1, 2013, as amended by a Schedule 13D/A dated April 9, 2014, as amended by a Schedule 13D/A dated June 18, 2014, as amended by a Schedule 13D/A dated January 21, 2015, as amended by a Schedule 13D/A dated February 2, 2015, and as amended by a Schedule 13D/A dated August 24, 2015 (the “Schedule 13D”).  This Amendment is being filed to update the beneficial holdings of each of the undersigned following the issuance of warrants to purchase shares of common stock of Golden Queen Mining Co. Ltd., a corporation organized under the laws of British Columbia, Canada (the “Company” or “Golden Queen”), and the transfer of additional warrants to purchase shares of common stock of Golden Queen from Harris Clay to EHT, LLC, a limited liability company organized under the laws of the State of Delaware (“EHT”) and, consequently, to reflect the deemed beneficial ownership by EHT of more than 5% of the outstanding common stock of the Company.  Jonathan C. Clay and EHT are hereinafter referred to as the “Reporting Persons”.

Item 1.	Security and Issuer
This Amendment relates to the common stock of Golden Queen (the “Common Stock”). The principal executive office of the Company is 6411 Imperial Ave., West Vancouver, BC V7W 2J5.

Item 2.	Identity and Background

“Item 2. Identity and Background” of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a)           This statement is being jointly filed by Jonathan C. Clay and EHT as Reporting Persons.

(b)           The business address for each Reporting Person is c/o Jonathan C. Clay, 233 List Road, Palm Beach, FL 33480.

(c)           Jonathan C. Clay is the Managing Director of The Family Golf Challenge. The principal business address of The Family Golf Challenge is 275 Madison Avenue, New York, NY 10017.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding.

(e)           None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Jonathan C. Clay is a citizen of the United States of America and EHT is domiciled in the United States of America.

Item 3.	Source and Amount of Funds or Other Considerations
“Item 3. Source and Amount of Funds or Other Considerations” of the Schedule 13D is hereby amended and restated in its entirety as follows:

SCHEDULE 13D

CUSIP No. 38115J100	Page 5 of 8

The Reporting Persons acquired the shares of Common Stock by purchase through their personal assets or by gift or as otherwise described below.

Jonathan C. Clay

Jonathan C. Clay acquired 1,081,686 shares of Common Stock between July 28, 1987 and March 4, 2009 by purchase through his personal assets at prices ranging from $0.15 to $1.66718 per share.

933 Milledge LLC.  On July 23, 2009, 933 Milledge LLC (“Milledge”) acquired 50,000 shares of Common Stock for $0.60249 per share. Jonathan C. Clay owns 100% of Milledge.

Arctic Coast.  Arctic Coast Petroleums Ltd. a corporation organized under the laws of Alberta, Canada (“Arctic Coast”), owns an aggregate of 807,250 shares of Common Stock. Jonathan C. Clay directly owns 2.5% of Arctic Coast and is a director of Arctic Coast. In December 2008, Jonathan C. Clay’s father, Harris Clay, transferred 47.5% of the outstanding shares of Arctic Coast to Milledge. The transfer was made as a gift to Milledge without payment or receipt of any consideration by Harris Clay or Milledge.

EHT

On January 21, 2015, Harris Clay transferred 7,258,330 shares of Common Stock to EHT.  The transfer did not involve the payment or receipt of any cash consideration and was effected in connection with family financial planning.

On June 8, 2015, in connection with its entry into that certain Amended and Restated Term Loan Agreement (the “Amended Loan Agreement”) with The Landon T. Clay 2009 Irrevocable Trust Dated March 6, 2009 (the “LTC 2009 Trust”), EHT, Harris Clay and The Clay Family 2009 Irrevocable Trust Dated April 14, 2009 (the “CF 2009 Trust”), the Company issued a warrant to acquire 833,000 shares of Common Stock to EHT and a warrant to acquire 1,667,000 shares of Common Stock to Harris Clay.  In connection with Harris Clay’s death, his warrant to purchase 1,667,000 shares of Common Stock was transferred to EHT on January 5, 2017. The warrants are exercisable from December 8, 2015 through June 8, 2020.

On November 21, 2016, in connection with its entry into that certain Second Amended and Restated Term Loan Agreement (the “Second Amended Loan Agreement”) with the LTC 2009 Trust, the CF 2009 Trust and EHT, the Company issued a warrant to acquire 2,000,000 shares of Common Stock to EHT. The warrant is exercisable from December 8, 2015 through June 8, 2020.

Item 4.	Purpose of Transaction

“Item 4. Purpose of Transaction” of the Schedule 13D is hereby amended and restated in its entirety as follows:

All of the shares of Common Stock beneficially owned by Jonathan C. Clay and EHT and reported in this Amendment were acquired for investment purposes.

On June 8, 2014, the Company, Auvergne, LLC and each of Thomas Clay, Landon Clay, Harris Clay and Jonathan C. Clay entered into the Registration Rights Agreement, pursuant to which the Messrs. Clay could require the Company to, in accordance with the terms of the Registration Rights Agreement, register under and in accordance with the provisions of the Securities Act registrable securities owned by the Messrs. Clay, provided that (i) the aggregate gross proceeds expected to be received from the sale of the sale of the securities requested to be registered are at least US$5,000,000 based on the volume-weighted average price of the Common Shares during the 20-day period prior to such request or (ii) the Messrs. Clay request to register all of the registrable securities owned by the Messrs. Clay at such time.

SCHEDULE 13D

CUSIP No. 38115J100	Page 6 of 8

On January 21, 2015, Jonathan C. Clay’s father, Harris Clay, transferred 7,258,330 shares of Common Stock to EHT.  The transfer did not involve the payment or receipt of any cash consideration and was effected in connection with family financial planning.

On June 8, 2015, in connection with the Amended Loan Agreement, the Company issued a warrant to acquire 833,000 shares of Common Stock to EHT and a warrant to acquire 1,667,000 shares of Common Stock to Harris Clay.  In connection with Harris Clay’s death, his warrant to purchase 1,667,000 shares of Common Stock was transferred to EHT on January 5, 2017. The warrants are exercisable from December 8, 2015 through June 8, 2020.

On November 21, 2016, in connection with the Second Amended Loan Agreement, the Company issued a warrant to acquire 2,000,000 shares of Common Stock to EHT. The warrant is exercisable from December 8, 2015 through June 8, 2020.

Item 5.	Interest in Securities of the Issuer

“Item 5. Interest in Securities of the Issuer” of the Schedule 13D is hereby amended and restated as follows:

(a)           According to the Company’s Form 10-K for the year ended December 31, 2016, filed with the SEC on March 15, 2017, 111,048,683 shares of Common Stock were outstanding as of March 14, 2017.

Jonathan C. Clay may be deemed to beneficially own an aggregate of 13,729,266 shares of Common Stock, which constitute approximately 11.9% of such class of securities. This total includes (i) 1,081,686 shares of Common Stock held directly by Jonathan C. Clay, (ii) 807,250 shares of Common Stock held by Arctic Coast, (iii) 50,000 shares of Common Stock held by Milledge, (iv) 32,000 shares of Common Stock held in a custody account for James Clay, Jonathan C. Clay’s son, of which Jonathan C. Clay’s wife, Whitney, is the sole custodian (the “Custody Account”), (v) 7,258,330 shares of Common Stock held by EHT, and (vi) 4,500,000 shares of Common Stock issuable upon the exercise of warrants held by EHT.  Jonathan C. Clay disclaims beneficial ownership of the shares of Common Stock held in the Custody Account.

EHT may be deemed to beneficially own an aggregate of 11,758,330 shares of Common Stock, which constitute approximately 10.2% of such class of securities. This total includes (i) 7,258,330 shares of Common Stock held by EHT and (ii) 4,500,000 shares of Common Stock issuable upon the exercise of warrants held by EHT.

Except as disclosed in this Item 5(a), each Reporting Person does not beneficially own any shares of Common Stock and has no right to acquire any shares of Common Stock.

(b)           Jonathan C. Clay has sole voting and dispositive power with respect to 12,890,016 shares of Common Stock which consists of (i) 1,081,686 shares of Common Stock directly held by Jonathan C. Clay, (ii) 7,258,330 shares of Common Stock held by EHT, (iii) 50,000 shares held by Milledge, and (iv) 4,500,000 shares of Common Stock issuable upon the exercise of warrants held by EHT.  Jonathan C. Clay may be deemed to share voting and dispositive power with respect to 839,250 shares of Common Stock, which consists of (i) 807,250 shares held by Arctic Coast and (ii) 32,000 shares held in the Custody Account.

EHT has sole voting and dispositive power with respect to 11,758,330 shares of Common Stock which consists of (i) 7,258,330 shares of Common Stock held by EHT and (ii) 4,500,000 shares of Common Stock issuable upon the exercise of warrants held by EHT.  EHT may be deemed to share voting and dispositive power with respect to 0 shares of Common Stock.

SCHEDULE 13D

CUSIP No. 38115J100	Page 7 of 8

Except as disclosed in this Item 5(b), each Reporting Persons has no present right to vote or to direct the vote or to dispose or direct the disposition of any of the shares of Common Stock which it may be deemed to beneficially own.

(c)           Except as disclosed in Item 4 of this Amendment, each Reporting Person has not effected any transaction in Common Stock during the past 60 days.

(d)           To the best knowledge of each Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by such Reporting Person, except that Jonathan C. Clay’s wife, Whitney, as the sole custodian of the Custody Account, may direct the receipt of dividends from, or the proceeds from the sale of, the 32,000 shares of Common Stock held in the Custody Account.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described elsewhere in this Statement, as amended, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 1:	Registration Rights Agreement, dated as of June 8, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 12, 2014).

Exhibit 2:	Registration Rights Agreement, dated as of December 31, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on December 31, 2014).

Exhibit 3:	Form of Warrant Agreement (Incorporated by Reference to Golden Queen’s Current Report on Form 8-K filed on June 9, 2015).

Exhibit 4:	Amended and Restated Registration Rights Agreement, dated as of June 8, 2015 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 9, 2015).

Exhibit 5:	Form of Warrants (Incorporated by Reference to Golden Queen’s Current Report on Form 8-K filed on November 25, 2016).

Exhibit 6:	Joint Filing Agreement, dated as of April 30, 2017, between Jonathan C. Clay and EHT, LLC.*

*Filed herewith.

SCHEDULE 13D

CUSIP No. 38115J100	Page 8 of 8

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 30, 2017

/s/ Jonathan C. Clay
Jonathan C. Clay

EHT, LLC

By:	/s/ Jonathan C. Clay
Name: Jonathan C. Clay
Title: Managing Member

Exhibit 6

Joint Filing Agreement

In accordance with Rule 13d-1(k)(10) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13D relating to the Common Stock of Golden Queen Mining Company, Ltd. is being filed with the Securities and Exchange Commission on behalf of each of them.

April 30, 2017	JONATHAN C. CLAY

	By:	/s/ Jonathan C. Clay
Jonathan C. Clay

April 30, 2017	EHT, LLC

	By:	/s/ Jonathan C. Clay
Jonathan C. Clay
Managing Member